October 2012 Preliminary Terms No. 13 Registration Statement No. 333-177923 Dated October 4, 2012 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities (“ELKS®”)
The ELKS offered are unsecured and unsubordinated obligations of JPMorgan Chase & Co. and offer an enhanced yield strategy that pays a periodic, fixed-rate coupon that we believe will be above market and that will be determined on the pricing date, and will have the terms described below, as supplemented by the accompanying product supplement, prospectus supplement and prospectus.  The ELKS do not guarantee the return of any principal at maturity.  Instead, at maturity, the ELKS will pay either (i) an amount of cash equal to the stated principal amount of the ELKS or (ii) if the closing price of the common stock of Hewlett-Packard Company, which we refer to as the “underlying equity”, is at or below the downside threshold price on the valuation date, the cash value (as defined below) or, if we so elect, a number of shares of the underlying equity equal to the equity ratio (as defined below).  The cash value or the value of those shares of the underlying equity, as applicable, will be significantly less than the stated principal amount of the ELKS and may be zero.  The ELKS are for investors who are willing to risk their principal through a single stock-linked  investment but are willing to forgo the opportunity to participate in any appreciation in the price of the underlying equity in exchange for the above-market coupon.  The ELKS are issued as part of JPMorgan Chase & Co.’s Medium-Term Notes, Series E, program.  Any payment on the ELKS is subject to the credit risk of JPMorgan Chase & Co.  “ELKS” is a registered service mark of Citigroup Global Markets Inc.  Used under license.
SUMMARY TERMS
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:	$
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS
Pricing date:	October , 2012 (expected to price on or about October 30, 2012)
Original issue date:	November , 2012 (3 business days after the pricing date)
Maturity date:
May 3, 2013, subject to postponement for certain market disruption events and as described under “Description of Notes — Postponement of a Payment Date” in the accompanying product supplement no. MS-6-I

Underlying equity:	Common stock of Hewlett-Packard Company
Underlying equity issuer:	Hewlett-Packard Company
Coupon:	8.00% to 12.00% per annum (equivalent to 4.00% to 6.00% per ELKS for the term of the ELKS), payable at a rate of 0.66667% to 1.00% per month. The actual coupon will be determined on the pricing date.
Coupon payment dates:	Monthly, on the of each month, beginning on December , 2012
Payment at maturity (per ELKS):	•	If the closing price of one share of the underlying equity is above the downside threshold price on the valuation date, then you will receive an amount in cash equal to $10 per ELKS; or
•
If the closing price of one share of the underlying equity is at or below the downside threshold price on the valuation date, then you will receive the cash value or, if we so elect, shares of the underlying equity in exchange for each ELKS in an amount equal to the equity ratio per ELKS.  The cash value or the value of those shares of the underlying equity, as applicable, will be significantly less than the stated principal amount of the ELKS and may be zero.

Initial equity price:	$ , which is the closing price of one share of the underlying equity on the pricing date divided by the stock adjustment factor
Stock adjustment factor:	1.0 on the pricing date, subject to adjustment in the event of certain corporate events affecting the underlying equity
Downside threshold price:	$ , which is equal to 75% of the initial equity price, subject to adjustment in the event of certain corporate events affecting the underlying equity
Cash value:
The amount in cash equal to the product of (a) $10 divided by the initial equity price and (b) the closing price of one share of the underlying equity on the valuation date, subject to adjustment in the event of certain corporate events affecting the underlying equity

Equity ratio:	, which is $10 divided by the initial equity price, subject to adjustment in the event of certain corporate events affecting the underlying equity
Valuation date:
April 30, 2013, subject to adjustment for non-trading days and certain market disruption events, as described under “Description of Notes — Postponement of the Valuation Date” in the accompanying product supplement no. MS-6-I

CUSIP/ISIN:	48126E610/US48126E6106
Listing:	The ELKS will not be listed on any securities exchange.
Agent:	JPMorgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per ELKS	$10.00	$0.15	$9.85
Total	$	$	$
(1)
The price to the public includes the estimated cost of hedging our obligations under the ELKS through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  For additional related information, please see “Use of Proceeds and Hedging” beginning on PS-19 of the accompanying product supplement no. MS-6-I.

(2)
The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor.  The lowest price payable by an investor is $9.95 per ELKS.  Please see “Syndicate Information” on page 12 for further details.

(3)
JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission and will use all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC (“MSSB”) that will depend on market conditions on the pricing date.  In no event will the commission received by JPMS and the selling concessions to be allowed to MSSB exceed $0.15 per $10 stated principal amount ELKS.  See “Underwriting (Conflicts of Interest)” beginning on page PS-39 of the accompanying product supplement no. MS-6-I.

Investing in the ELKS involves a number of risks.  See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. MS-6-I and “Risk Factors” beginning on page PS-5 of these preliminary terms.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the ELKS or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

The ELKS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement no. MS-6-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the ELKS” at the end of this document.

Product supplement no. MS-6-I dated October 3, 2012: http://www.sec.gov/Archives/edgar/data/19617/000089109212005770/e50132_424b2.htm
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities

Investment Summary

ELKS®

Equity LinKed Securities

ELKS pay a periodic fixed-rate coupon that we believe will be above market on a per annum basis.  At maturity, the ELKS will pay either (i) an amount of cash equal to $10 (the stated principal amount of the ELKS), if the closing price of one share of the underlying equity is above the downside threshold price on the valuation date, or (ii) the cash value or, if we so elect, a number of shares of the underlying equity equal to the equity ratio, if the closing price of one share of the underlying equity is at or below the downside threshold price on the valuation date.

The ELKS do not guarantee the return of any principal and offer no potential for participation in any appreciation of the underlying equity.  If the closing price of one share of the underlying equity is at or below the downside threshold price on the valuation date, the ELKS are exposed on a 1:1 basis to the negative performance of the underlying equity.

Maturity:	Approximately 6 months
Coupon:	8.00% to 12.00% per annum (equivalent to 4.00% to 6.00% per ELKS for the term of the ELKS), payable at a rate of 0.66667% to 1.00% per month. The actual coupon will be determined on the pricing date.
Minimum payment at maturity:	None. Investors may lose their entire initial investment in the ELKS.
Downside threshold price:	75% of the initial equity price

Key Investment Rationale
The ELKS provide investors with a coupon that we believe is greater than the current dividend rate on the underlying equity and the rate we would pay on a conventional debt security with the same maturity in exchange for the risk that investors receive the cash value (or, if we so elect, shares of the underlying equity), which will be worth less than the stated principal amount.  The ELKS do not guarantee the return of any principal and offer no potential for participation in any appreciation of the underlying equity.
Enhanced Yield
▪ A monthly coupon, the rate per annum of which we believe is higher than the current dividend yield on the underlying equity and the rate we would pay on a conventional debt security with the same maturity.

▪ The coupon will be paid regardless of the performance of the underlying equity.

Upside Scenario
▪ If the closing price of one share of the underlying equity is above the downside threshold price on the valuation date, we will repay at maturity the stated principal amount per ELKS, resulting in a total return on a per annum basis equal to the coupon.  You will not participate in any appreciation in the underlying equity, even if the closing price of one share of the underlying equity on the valuation date or at maturity is above the initial equity price.

Downside Scenario
▪ If the closing price of one share of the underlying equity is at or below the downside threshold price on the valuation date, we will pay you at maturity the cash value or, if we so elect, a number of shares of the underlying equity equal to the equity ratio.  The cash value or the value of those shares, as applicable, will be worth substantially less than the stated principal amount and may be zero.  In this scenario, the ELKS will have outperformed the underlying equity on a per annum basis to the extent that the coupon exceeds the dividend yield.

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ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities

Hypothetical Payments on the ELKS

The following examples illustrate the payment at maturity on the ELKS for a range of hypothetical closing prices of one share of the underlying equity on the valuation date under two different scenarios.

The hypothetical examples are based on the following terms and reflect a term of six months:

▪ Stated principal amount (per ELKS):	$10
▪ Hypothetical initial equity price:	$15 (the hypothetical closing price of one share of the underlying equity on the pricing date) divided by the hypothetical stock adjustment factor
▪ Hypothetical stock adjustment factor:	1.0
▪ Hypothetical equity ratio:	0.1 (the $10 stated principal amount per ELKS divided by the hypothetical initial equity price)
▪ Hypothetical downside threshold price:	$11.25 (75% of the hypothetical initial equity price)
▪ Hypothetical annual coupon:	10.00% (which represents the midpoint of the range of 8.00% to 12.00%)*
▪ Hypothetical annualized dividend yield:	2.00%
*If the actual annual coupon as determined on the pricing date is less than 10.00%, your return, if any, may be lower than the returns shown below.

TABLE 1:  This table represents the hypothetical payment at maturity and the total payment over the six-month term of the ELKS on a $10 investment in the ELKS if the closing price of one share of the underlying equity is above the hypothetical downside threshold price of $75 on the valuation date.  Consequently, the payment at maturity in each of these examples would be made in cash and would not be affected by the value of the underlying equity at maturity.

Hypothetical underlying equity closing price on the valuation date	Value of payment at maturity per ELKS	Total monthly coupon payments per ELKS	Value of total payment per ELKS	Total return on the underlying equity	Total return on the ELKS
$11.26	$10.00	$0.50	$10.50	-23.99%	5.00%
$12.75	$10.00	$0.50	$10.50	-14.00%	5.00%
$13.50	$10.00	$0.50	$10.50	-9.00%	5.00%
$15.00	$10.00	$0.50	$10.50	1.00%	5.00%
$18.75	$10.00	$0.50	$10.50	26.00%	5.00%
$22.50	$10.00	$0.50	$10.50	51.00%	5.00%
$26.25	$10.00	$0.50	$10.50	76.00%	5.00%
$30.00	$10.00	$0.50	$10.50	101.00%	5.00%

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ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities

TABLE 2:  This table represents the hypothetical payment at maturity and the total payment over the six-month term of the ELKS on a $10 investment in the ELKS if the closing price of one share of the underlying equity is at or below the downside threshold price of $75 on the valuation date, assuming that we do not elect to deliver shares of the underlying equity at maturity.

Hypothetical underlying equity closing price on the valuation date	Cash value*	Total monthly coupon payments per ELKS	Value of total payment per ELKS	Total return on the underlying equity	Total return on the ELKS
$0	$0.00	$0.50	$0.50	-99.00%	-95.00%
$25.00	$2.50	$0.50	$3.00	-74.00%	-70.00%
$50.00	$5.00	$0.50	$5.50	-49.00%	-45.00%
$75.00	$7.50	$0.50	$8.00	-24.00%	-20.00%

* The payment at maturity in each of these examples could be made, if we so elect, by the delivery of shares of the underlying equity and, if so, would be affected by the value of the underlying equity at maturity.  Because the maturity date is only 3 business days after the valuation date, it is unlikely that the share price of the underlying equity on the maturity date would rebound significantly above the price on the valuation date.  Please note, however, that fractional shares are paid in cash.  Because the equity ratio is less than 1.0 in this example so that only a fraction of a share of the underlying equity would be deliverable for each ELKS if we were to elect to deliver shares, the payment at maturity would be made in cash representing the value of the fractional share and would not include any whole shares of the underlying equity.

It is not possible to present a chart or table illustrating the complete range of possible payments at maturity.  The examples above are intended to illustrate the effect the closing price of one share of the underlying equity on the valuation date would have on your payment at maturity, if any.  The actual payment amounts received by you will depend on (a) whether the closing price of one share of the underlying equity is at or below the downside threshold price on the valuation date and (b) the closing price of one share of the underlying equity on the valuation date (or, if we elect to deliver shares of the underlying equity, the closing price of one share of the underlying equity at maturity).

You can review the historical prices of the underlying equity in the section below called “Hewlett-Packard Company Overview” on page 9.  The historical performance of the underlying equity should not be taken as an indication of its future performance.  It is impossible to predict whether the price of the underlying equity will rise or fall or whether the price of the underlying equity will be above the downside threshold price on the valuation date so that you will not suffer a loss on your initial investment in the ELKS.

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ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities

Risk Factors

The ELKS are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the ELKS.  Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the ELKS and the suitability of the ELKS in light of their particular circumstances.  The following is a non-exhaustive list of certain key risk factors for investors in the ELKS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. MS-6-I.

▪
The ELKS are not ordinary debt securities — no guaranteed return of principal.  The ELKS combine features of equity and debt.  The terms of the ELKS differ from those of ordinary debt securities in that we will not pay you a fixed amount at maturity.  Our payment to you at maturity will either be (i) an amount of cash equal to the stated principal amount of each ELKS or (ii) if the closing price of one share of the underlying equity is at or below the downside threshold price on the valuation date, the cash value or, if we so elect, a number of shares of the underlying equity equal to the equity ratio.

If we pay the cash value (or we deliver shares of the underlying equity) at maturity in exchange for each ELKS, the cash value or the value of those shares, as applicable, will be significantly less than the stated principal amount of the ELKS and may be zero.  In addition, because the cash value will be determined as of the valuation date, you will not participate in any appreciation of the underlying equity between the valuation date and the maturity date unless we elect to deliver shares of the underlying equity.  See “Hypothetical Payments on the ELKS” on page 3.

▪
You will not participate in any appreciation in the price of the underlying equity.  You will not participate in any appreciation in the price of the underlying equity, and your return on the ELKS will be limited to the coupons payable on the ELKS.

▪
The ELKS are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the ELKS.  The ELKS are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the ELKS.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the ELKS, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the ELKS.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the ELKS and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the ELKS.  See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

▪
Economic interests of the issuer, the calculation agent and other affiliates of the issuer may be different from those of investors. We and our affiliates play a variety of roles in connection with the issuance of the ELKS, including acting as calculation agent and hedging our obligations under the ELKS.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the ELKS.  The calculation agent will determine the initial equity price, the closing price of one share of the underlying equity on the valuation date, the downside threshold price, the cash value (or the equity ratio, if applicable), and will determine whether the closing price of one share of the underlying equity is at or below the downside threshold price on the valuation date, whether a market disruption event has occurred and the appropriate payment you receive at maturity.  Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, may affect the payout to you at maturity.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the ELKS and the value of the ELKS.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the

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ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities

value of the ELKS declines. Please refer to “Risk Factors — Risks Relating to the ELKS Generally” in the accompanying product supplement no. MS-6-I for additional information about these risks.

▪
The inclusion in the original issue price of commissions and the estimated cost of hedging is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase the ELKS in secondary market transactions will likely be lower than the original issue price, because the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the ELKS, as well as the estimated cost of hedging the issuer’s obligations under the ELKS.  In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs.  The ELKS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your ELKS to maturity.

▪
The market price of the ELKS will be influenced by many unpredictable factors.  Several factors will influence the value of the ELKS in the secondary market and the price at which JPMS may be willing to purchase or sell the ELKS in the secondary market. We expect that generally the closing price of one share of the underlying equity on any day, including in relation to the downside threshold price, will affect the value of the ELKS more than any other single factor.  However, because the payment on the ELKS is not directly correlated to the value of the underlying equity, the ELKS will trade differently from the underlying equity.  Other factors that may influence the value of the ELKS include:

o	the trading price and volatility (frequency and magnitude of changes in price) of the underlying equity,

o	dividend rates on the underlying equity,

o
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying equity and which may affect the closing price of one share of the underlying equity,

o	interest and yield rates in the market,

o	time remaining until the ELKS mature,

o	the occurrence of certain events affecting the underlying equity that may or may not require an adjustment to the stock adjustment factor, and

o	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your ELKS prior to maturity.  For example, you may have to sell your ELKS at a substantial discount from the stated principal amount if the closing price of one share of the underlying equity has declined below the initial equity price.

You cannot predict the future performance of the underlying equity based on its historical performance.  The closing price of one share of the underlying equity may be at or below the downside threshold price on the valuation date and remain below the initial equity price to maturity so that you will receive at maturity shares of the underlying equity or cash worth less than the stated principal amount of the ELKS.  We cannot guarantee that the price of the underlying equity will be above the downside threshold price on the valuation date so that you will receive an amount equal to the stated principal amount of the ELKS.

▪
Investing in the securities is not equivalent to investing in the shares of Hewlett-Packard Company  Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying equity.

▪
No affiliation with Hewlett-Packard Company  Hewlett-Packard Company is not an affiliate of ours, is not involved with this offering in any way, and has no obligation to consider your interests in taking any corporate actions that might affect the value of the securities.  We have not made any due diligence inquiry with respect to Hewlett-Packard Company in connection with this offering.

▪
We may engage in business with or involving Hewlett-Packard Company without regard to your interests.  We or our affiliates may presently or from time to time engage in business with Hewlett-Packard Company without

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ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities

regard to your interests and thus may acquire non-public information about Hewlett-Packard Company.  Neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Hewlett-Packard Company, which may or may not recommend that investors buy or hold the underlying equity.

▪
The ELKS may become exchangeable into the common stock of companies other than the underlying equity issuer.  Following certain corporate events relating to the underlying equity, such as a stock-for-stock merger where the underlying equity issuer is not the surviving entity, you will receive at maturity cash or a number of shares of the common stock of a successor corporation to the underlying equity issuer based on the closing price of such successor’s common stock.  We describe the specific corporate events that can lead to these adjustments in the section of the accompanying product supplement called “General Terms of ELKS—Reorganization Events.”  The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the ELKS.

▪
The anti-dilution protection of the underlying equity is limited and may be discretionary.  The calculation agent will make adjustments to the stock adjustment factor and other adjustments for certain corporate events affecting the underlying equity.  However, the calculation agent will not make an adjustment in response to all events that could affect the underlying equity.  If an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected.  You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the securities in making these determinations.

▪
Hedging and trading activities by the issuer and its affiliates could potentially affect the value of the ELKS. The hedging or trading activities of the issuer’s affiliates and of any other hedging counterparty with respect to the ELKS on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying equity.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the price of the underlying equity and, accordingly, potentially increase the initial equity price used to calculate the downside threshold price and, therefore, potentially increase the downside threshold price relative to the price of the underlying equity absent these hedging or trading activities.  Additionally, these hedging or trading activities during the term of the ELKS could potentially affect whether the closing price of one share of the underlying equity is at or below the downside threshold price on the valuation date and, therefore, whether you will receive the stated principal amount of the ELKS or the cash value (or, if we so elect, shares of the underlying equity) at maturity.

▪
Secondary trading may be limited.  The ELKS will not be listed on a securities exchange.  There may be little or no secondary market for the ELKS.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the ELKS easily.  JPMS may act as a market maker for the ELKS, but is not required to do so.  Because we do not expect that other market makers will participate significantly in the secondary market for the ELKS, the price at which you may be able to trade your ELKS is likely to depend on the price, if any, at which JPMS is willing to buy the ELKS.  If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the ELKS.

▪
The tax consequences of an investment in the ELKS are unclear.  There is no direct legal authority as to the proper U.S. federal income tax treatment of the ELKS, and we do not intend to request a ruling from the Internal Revenue Service (the “IRS”) regarding the ELKS.  Insofar as we have tax reporting responsibilities with respect to your ELKS, we expect to treat them for U.S. federal income tax purposes as units each comprising: (i) an Option written by you that requires you, in circumstances where the payment you receive at maturity is less than $10 per ELKS (excluding the final coupon), to pay us an amount equal to $10 minus the cash value of a number of shares of the underlying equity equal to the equity ratio (or, alternatively, if we so elect, that requires you to purchase that number of shares from us for $10) and (ii) a deposit of $10 per $10 principal amount ELKS to secure your potential obligation under the Option.  The IRS might not accept, and a court might not uphold, this treatment.  If the IRS were successful in asserting an alternative treatment for the ELKS, the timing and character of income on the ELKS could differ materially and adversely from our description herein.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar

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ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities

instruments.  While it is not clear whether the ELKS would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ELKS, possibly with retroactive effect.  The notice focuses on a number of issues, the most relevant of which for holders of the ELKS are the timing and character of income or loss (including whether the Premium, as defined below in “Tax Treatment as a Unit Comprising an Option and a Deposit” might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.  Both U.S. and Non-U.S. Holders should review carefully the section entitled “Tax Treatment as a Unit Comprising an Option and a Deposit” in these preliminary terms and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the ELKS, including possible alternative treatments and the issues presented by this notice.

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ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities

Hewlett-Packard Company Overview

Hewlett-Packard Company is a global provider of products, technologies, software, solutions and services to individual consumers, small- and medium-sized businesses and large enterprises, including customers in the government, health and education sectors. The underlying equity is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Information provided to or filed with the Securities and Exchange Commission by Hewlett-Packard Company pursuant to the Exchange Act can be located by reference to the Securities and Exchange Commission file number 001-04423 through the Securities and Exchange Commission’s website at.www.sec.gov.  In addition, information regarding Hewlett-Packard Company may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Information as of market close on October 3, 2012:

Bloomberg Ticker Symbol:	HPQ	52 Weeks Ago:	$22.20
Current Stock Price:	$14.91	52 Week High (on 2/162012):	$29.89
Current Dividend Yield:	$0.132	52 Week Low (on 10/3/2012):	$14.91

The table below sets forth the published high and low closing prices of, as well as dividends on, the underlying equity for each quarter in the period from January 1, 2009 through October 3, 2012.  The closing price of one share of the underlying equity on October 3, 2012 was $14.91.  The associated graph shows the closing prices of the underlying equity for each day in the same period.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the closing price of the underlying equity has experienced significant fluctuations.  The historical performance of the underlying equity should not be taken as an indication of its future performance, and no assurance can be given as to the price of the underlying equity at any time, including on the valuation date or on the maturity date.

Common Stock of Hewlett-Packard Company (CUSIP 48126E610)	High ($)	Low ($)	Dividends ($)
2009
First Quarter	39.31	25.53	0.08
Second Quarter	38.98	32.88	0.08
Third Quarter	47.88	36.84	0.08
Fourth Quarter	52.93	45.28	0.08
2010
First Quarter	53.50	47.03	0.08
Second Quarter	54.52	43.28	0.08
Third Quarter	47.57	38.00	0.08
Fourth Quarter	44.25	40.64	0.08
2011
First Quarter	48.99	40.13	0.08
Second Quarter	41.57	34.26	0.12
Third Quarter	37.47	22.32	0.12
Fourth Quarter	28.41	22.2	0.12
2012
First Quarter	29.89	23.03	0.12
Second Quarter	25.25	19.35	0.132
Third Quarter	20.36	16.71	0.132
Fourth Quarter	17.21	14.91	0.132
We make no representation as to the amount of dividends, if any, that Hewlett-Packard Company may pay in the future.  In any event, as an investor in the ELKS, you will not be entitled to receive dividends, if any, that may be payable on the common stock of Hewlett-Packard Company.

October 2012	Page 9

ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities

The Common Stock of Hewlett-Packard Company – Daily Closing Prices January 1, 2009 to October 3, 2012

This document relates only to the ELKS offered hereby and does not relate to the underlying equity or other securities of Hewlett-Packard Company  We have derived all disclosures contained in this document regarding Hewlett-Packard Company stock from the publicly available documents described in the first paragraph of this section, without independent verification.  In connection with the offering of the ELKS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Hewlett-Packard Company  Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding Hewlett-Packard Company is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the first paragraph of this section) that would affect the trading price of the underlying equity (and therefore the price of the underlying equity at the time we price the ELKS) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Hewlett-Packard Company could affect the value received at maturity with respect to the ELKS and therefore the trading prices of the ELKS.

Neither the issuer nor any of its affiliates makes any representation to you as to the performance of the underlying equity.

October 2012	Page 10

ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities

Additional Information About the ELKS

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions
Record date:	The record date for each coupon payment date is the date one business day prior to that coupon payment date.
No fractional shares:
At maturity, if we elect to make our payment in shares of the underlying equity, we will deliver the number of shares of the underlying equity due with respect to the ELKS, as described above, but we will pay cash in lieu of delivering any fractional share of the underlying equity in an amount equal to the corresponding fractional closing price of that fraction of a share of the underlying equity, as determined by the calculation agent as of the valuation date.

Postponement of maturity date:
If the scheduled maturity date is not a business day, then the maturity date will be the following business day.  If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date is postponed and falls less than three business days prior to the scheduled maturity date, the maturity date of the ELKS will be postponed to the third business day following that valuation date as postponed.

Minimum ticketing size:	100 ELKS
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Tax considerations:
You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. MS-6-I.  Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, and on current market conditions, in determining our reporting responsibilities we intend to treat the ELKS for U.S. federal income tax purposes as units each comprising: (x) an Option written by you that requires you, in circumstances where the payment you receive at maturity is less than $10 per ELKS (excluding the final coupon), to pay us an amount equal to $10 minus the cash value of a number of shares of the underlying equity equal to the equity ratio (or, alternatively, if we so elect, that requires you to purchase that number of shares from us for $10) and (y) a Deposit of $10 per $10 principal amount ELKS to secure your potential obligation under the Option.  By purchasing the ELKS, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to follow this treatment and the allocation described in the following paragraph.  However, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the ELKS could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the ELKS would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the ELKS, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the ELKS are the character of income or loss (including whether the Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax.

We will determine the portion of each coupon payment on the ELKS that we will allocate to interest on the Deposit and to Premium, respectively, and will provide that allocation in the pricing supplement for the ELKS.  If the ELKS had priced on October 4, 2012 and assuming a coupon rate of 10.00% per annum, we would have allocated 5.90% of each coupon payment to interest on the Deposit and the remainder to Premium. The actual allocation that we will determine for the ELKS may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the pricing date.  Assuming that the treatment of the ELKS as units each comprising an Option and a Deposit is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Premium will not be taken into account prior to maturity or sale.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the ELKS, including possible alternative treatments and the issues presented by the 2007 notice.  Purchasers who are not initial purchasers of ELKS at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the ELKS, including possible alternative treatments, as well as the allocation of the purchase price of the ELKS between the Deposit and the Option.

Use of proceeds and hedging:
The net proceeds we receive from the sale of the ELKS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the ELKS.

For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement no. MS-6-I.

Benefit plan investor	See “Benefit Plan Investor Considerations” in the accompanying product supplement no. MS-6-I

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ELKS® Based on the Common Stock of Hewlett-Packard Company due May 3, 2013
Equity LinKed Securities

considerations:
Supplemental plan of distribution:
Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the ELKS in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the ELKS and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.  See “Use of Proceeds and Hedging” beginning on page PS-19 of the accompanying product supplement no. MS-6-I.

Contact:
Morgan Stanley Wealth Management clients may contact their local Morgan Stanley Wealth Management branch office or Morgan Stanley Wealth Management’s principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).

Where you can find more information:
JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. MS-4-I and this communication if you so request by calling toll-free (800)-869-3326.

You may revoke your offer to purchase the ELKS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the ELKS prior to their issuance. In the event of any changes to the terms of the ELKS, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this document together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these ELKS are a part, and the more detailed information contained in product supplement no. MS-6-I dated October 3, 2012.

This document, together with the documents listed below, contains the terms of the ELKS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. MS-4-I, as the ELKS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ELKS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Product supplement no. MS-6-I dated October 3, 2012:
http://www.sec.gov/Archives/edgar/data/19617/000089109212005770/e50132_424b2.htm

• Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

• Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the “Company,” “we,” “us,” and “our” refer to JPMorgan Chase & Co.

Syndicate Information
Aggregate Stated Principal Amount of ELKS for Any Single Investor	Price to Public per ELKS	Commissions per ELKS
<$1MM	$10.000	$0.1500
≥$1MM and <$3MM	$9.9750	$0.1250
≥$3MM and <$5MM	$9.9625	$0.1125
≥$5MM	$9.9500	$0.1000

MSSB may reclaim selling concessions allowed to individual brokers within MSSB in connection with the offering if, within 30 days of the offering, MSSB repurchases the PLUS distributed by such brokers.

These preliminary terms represent a summary of the terms and conditions of the ELKS.  We encourage you to read the accompanying product supplement no. MS-6-I, the prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front

October 2012	Page 12